November 12, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549

Re:
Neuphoria Therapeutics Inc.
Preliminary Proxy Statement filed on November 12, 2025
File No. 001-41157

Ladies and Gentlemen:

On behalf of our client, Neuphoria Therapeutics Inc. (“Neuphoria”), and pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, Neuphoria hereby files with the Securities and Exchange Commission (the “SEC”), its Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “Neuphoria Proxy Materials”). The Neuphoria Proxy Materials have been filed with the SEC using EDGAR tag PREC14A.

The Neuphoria Proxy Materials will be furnished to Neuphoria’s stockholders in connection with the solicitation of proxies to be used at the 2025 annual meeting of stockholders of Neuphoria (the “2025 Annual Meeting”). At the 2025 Annual Meeting, stockholders will be asked to vote on, among other matters, the election of two (2) Class I directors of Neuphoria.

If the Staff of the SEC has any questions or comments concerning the accompanying Preliminary Proxy Statement or any aspects of Neuphoria’s solicitation of proxies referred to therein, please contact the undersigned at (202) 538-3557 or seandonahue@paulhastings.com.

Sincerely,

/s/ Sean M. Donahue
Sean M. Donahue

cc:	Spyridon Papapetropoulos